Exhibit (k)(6)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2026 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2026 through April 30, 2027

Total Global Stock Account—All Classes	0.090%

Global Equities Account—All Classes	0.080%

Growth Account—All Classes	0.050%

S&P 500 Index Account—All Classes	0.015%

Core Bond Account—All Classes	0.065%

Inflation-Linked Bond Account—All Classes	0.015%

Responsible Balanced Account—All Classes	0.060%

Money Market Account—All Classes	0.010%

Date:  Effective May 1, 2026 in accordance with prior approval by the CREF Board on March 24, 2026.